Tribune Company
SBL Fund has been named as a defendant in the case entitled
Marc S. Kirscher, as Litigation Trustee for the Tribune
Litigation Trust v. FitzSimons, No. 12-2652 (S.D.N.Y.) (formerly Official Committee of Unsecured Creditors of Tribune Co. v. FitzSimons, Adv. Pro. No. 10-54010 (Bankr. D. Del.)) (the FitzSimons action), as a result of the ownership of shares in the Tribune Company (Tribune) in 2007by certain series of the SBL Fund when Tribune effected a leveraged buyout transaction (LBO) by which Tribune converted to a privately-held company. The plaintiff has alleged that, in connection with the LBO, insiders and shareholders were paid for their Tribune stock using financing that the insiders knew would, and ultimately did, leave the Tribune insolvent. The plaintiff has asserted claims against certain insiders, shareholders,professional advisers, and others involved in the LBO, and is attempting to obtain from these individuals and entities the proceeds paid out in connection with the LBO.

SBL Fund also has been named as a defendant in one or more of a group of lawsuits filed by a group of Tribune creditors that allege state law constructive fraudulent conveyance claims against former Tribune shareholders (the SLCFC actions).

The FitzSimons action and the SLCFC actions have been consolidated with the majority of the other Tribune LBO-related lawsuits in a multidistrict litigation proceeding captioned In re Tribune Company Fraudulent Conveyance Litig., No. 11-md-2696 (S.D.N.Y.) (the MDL Proceeding). On November 6, 2012, the defendants moved to dismiss the SLCFC actions. On December 21, 2012, the plaintiffs filed a memorandum in opposition to the motion to dismiss. On February 4, 2013, the defendants filed a reply in support of the motion to dismiss.The Court has not yet issued a decision on the motion.

None of these lawsuits allege any wrongdoing on the part of SBL Fund. The following series of SBL Fund held shares of Tribune and tendered these shares as part of Tribunes LBO Series H (Enhanced Index Series), Series N (Managed Asset Allocation Series) and Series O (All Cap Value Series) (the Funds). The value of the proceeds received by the foregoing Funds was $158,950, $51,000 and $3,774,000, respectively.At this stage of the proceedings, SBL Fund is not able to make a reliable predication as to the outcome of these lawsuits or the effect, if any, on a Funds net asset value.

Lyondell Chemical Company
SBL Fund may be a putative member of the proposed defendant class in Weisfelner, as Trustee of the LB Creditor Trust,
v. Reichman (In re Lyondell Chemical Co.), Adversary
Proceeding No. 12-1570 (Bankr. S.D.N.Y.).

Similar to the claims made in the Tribune matter, the Weisfelner complaint seeks to have set aside and recovered as fraudulent transfers from former Lyondell Chemical Company (Lyondell) shareholders the consideration paid to them pursuant to the cash out merger of Lyondell shareholders in connection with the combination of Lyondell and Basell AF in 2007.
Lyondell filed for bankruptcy in 2008.

This lawsuit initially was filed in New York Supreme Court, Case No. 653522/2011, on December 19, 2011. On April 25, 2012,
it was removed to the United States District Court for the Southern District of New York, Case No. 12-3273, and on
April 26, 2012, it was referred to the United States Bankruptcy Court for the Southern District of New York.This lawsuit does not allege any wrongdoing on the part of SBL Fund.
The following series of SBL Fund received cash proceeds from the cash out merger in the following amounts Series N
(Managed Asset Allocation Series) - $28,800. At this stage of the proceedings, SBL Fund is not able to make a reliable predication as to the outcome of this lawsuit or the effect, if any, on a Funds net asset value.